UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934


Applied Optoelectronics, Inc.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
03823U102
(CUSIP Number)
August 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[  ]  Rule 13d-1(b)

	[x]  Rule 13d-1(c)

	[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	03823U102

1	Names of Reporting Persons
	Yong Rong (HK) Asset Management Limited
2	Check the appropriate box if a member of a Group (see
	instructions)
	(a)  [ ]
        (b)  [ ]
3	Sec Use Only
4	Citizenship or Place of Organization
	Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:
5	Sole Voting Power
		846,000
6	Shared Voting Power
		-0-
7	Sole Dispositive Power
		846,000
8	Shared Dispositive Power
		-0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person
	846,000
10	Check box if the aggregate amount in row (9) excludes certain
	shares (See Instructions)
	-0-
11	Percent of class represented by amount in row (9)
	2.63%
12	Type of Reporting Person (See Instructions)
	CO



Item 1.	Issuer
(a)	Name of Issuer: Applied Optoelectronics, Inc. (the "Issuer")
(b)	Address of Issuer's Principal Executive Offices:
13139 Jess Pirtle Boulevard
Sugar Land, TX 77478

Item 2.	Filing Person
(a)	Name of Person Filing:
i)	Huang Yong;
ii)	Yong Rong (HK) Asset Management Limited

(b)	Address of Principal Business Office or, if None, Residence:
i)	Yong Rong (HK) Asset Management Limited: Suite 3008, 30/F,
Two Exchange Square, 8 Connaught Place, Central, Hong Kong;

(c)	Citizenship:
i)      Mr. Huang Yong is a citizen of the People's Republic of China
ii)	Yong Rong (HK) Asset Management Limited, a Hong Kong private company limited by shares;

(d)	Title and Class of Securities:
Common stock, $0.001 par value per share

(e)	CUSIP No.:	03823U102

Item 3. 	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c),
check whether the person filing is a:
(a)	_ Broker or dealer registered under Section 15 of the Act;
(b)	_ Bank as defined in Section 3(a)(6) of the Act;
(c)	_ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	_ Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)	_ An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);
(f)	_ An employee benefit plan or endowment fund in accordance
with Rule 13d-1(b)(1)(ii)(F);
(g)	_ A parent holding company or control person in accordance
with Rule 13d-1 (b)(1)(ii)(G);
(h)	_ A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	_ A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company
Act of 1940;
(j)	_ A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);
(k)	_ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	      Ownership
(a)	Amount Beneficially Owned:  	 846,000 ADSs
(b)	Percent of Class:  2.63%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 846,000 ADSs
(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of: 846,000 ADSs
(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.
	Not applicable
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	Not applicable
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person.
	Not applicable
Item 8.	Identification and classification of members of the group.
	Not applicable
Item 9.	Notice of Dissolution of Group.
	Not applicable
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11. SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2023

YONG RONG (HK) ASSET MANAGEMENT LIMITED
By: /s/ Huang Yong
Name: Huang Yong
Title: Director